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03001470

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31508

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Money Management Advisory, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 West Street Road
(No. and Street)

Feasterville (City) PA (State) 19053-7817 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Mock (215) 322-7670
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kenneth Harmony, Jr. & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

65 E. Elizabeth Avenue, Suite 506, Bethlehem (Address) (City) PA (State) 18018 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2003 WASH, DC 165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED MAR 18 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Mock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Money Management Advisory, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

Pres.
Title

Andrea M. Hehlinger
Notary Public

NOTARIAL SEAL
ANDREA M. HEHLINGER, Notary Public
Feasterville, Bucks County
My Commission Expires Nov. 10, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Money Management Advisory, Inc.

December 31, 2002

Financial Statements and Independent Auditors' Reports

MONEY MANAGEMENT ADVISORY, INC.

DECEMBER 31, 2002

CONTENTS

	Page(s)
Independent Auditors' Report	1
Financial Statements	
Balance Sheet	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Schedule I – Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1	9
Schedule II – Reconciliation of the Computation of Aggregate Indebtedness and Net Capital With That of the Registrant as Filed in Part IIA of Form X-17a-5	10

KENNETH HARMONY, JR. & ASSOCIATES, P.C.
65 EAST ELIZABETH AVENUE, SUITE 506
BETHLEHEM, PA 18018
PHONE: (484) 821-0269
FAX: (484) 821-0287

INDEPENDENT AUDITORS' REPORT

Stockholders
Money Management Advisory, Inc.

We have audited the accompanying balance sheet of Money Management Advisory, Inc. as of December 31, 2002 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Money Management Advisory, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

The data presented in the computation of net capital and reserve requirement disclosure accompanying the financial statements is presented only for supplementary analysis purposes and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kenneth Harmony, Jr. + Associates, P.C.

February 4, 2003

MONEY MANAGEMENT ADVISORY, INC.

BALANCE SHEET

DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash	$	12,181
Commissions receivable		75,539
Fees receivable		6,333
Accounts Receivable – Officer		1,027
Prepaid expense		5,000
Total Current Assets		100,080
IMPROVEMENTS AND EQUIPMENT (NET OF DEPRECIATION OF $37,253)		35,946
Total Assets	$	136,026

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Current portion of note payable	$	6,535
Loan Payable – Employee – Demand 6%		15,000
Accounts payable		5,196
Commissions payable		9,345
PA capital stock tax payable		4,000
Payroll taxes payable		1,009
Total Current Liabilities		41,085
LONG-TERM LIABILITIES		
Note payable – net of current portion		599
Total Liabilities		41,684
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock, no par value, 2,000 shares authorized 1,400 shares issued and outstanding		100
Paid-in capital		15,000
Retained earnings		79,242
Total Stockholders' Equity		94,342
Total Liabilities and Stockholders' Equity	$	136,026

The accompanying notes are an integral part of the financial statements.

MONEY MANAGEMENT ADVISORY, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2002

INCOME	
Commission income	$ 746,875
OPERATING EXPENSES	
Advertising	5,629
Auto expense	14,371
Commission	239,917
Computer expenses	7,695
Depreciation	16,012
Dues and subscriptions	821
Education	31
Insurance	37,190
Interest	1,567
Legal and accounting	7,041
Licenses and fees	9,737
Maintenance and repairs	13,425
Office expenses	16,921
Postage	16,740
Printing	6,118
Professional fees	5,530
Rent	50,900
Salaries – office	90,415
Salaries – officers	126,000
Sales expense	27,309
Taxes – payroll	14,973
Taxes – other	9,041
Telephone	12,055
Travel and entertainment	14,252
Utilities	10,244
	753,934
INCOME FROM OPERATIONS	(7,059)
OTHER INCOME (EXPENSES)	
Interest income	166
NET LOSS	$ (6,893)

The accompanying notes are an integral part of the financial statements.

MONEY MANAGEMENT ADVISORY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2002

	Capital Stock		Additional Paid-In	Retained
	Shares	Amount	Capital	Earnings
BALANCE, DECEMBER 31, 2001	2,000	$ 100	$ 15,000	$ 101,931
NET LOSS				(6,893)
STOCKHOLDER DISTRIBUTIONS				(15,796)
TREASURY STOCK	(600)			
BALANCE, DECEMBER 31, 2002	1,400	$ 100	$ 15,000	$ 79,242

The accompanying notes are an integral part of the financial statements.

MONEY MANAGEMENT ADVISORY, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net (loss)	$ (6,893)
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation	16,012
Changes in assets and liabilities	
Accounts receivable	(28,133)
Prepaid expenses	100
Accounts payable and accrued expenses	(15,549)
Net Cash Provided by Operating Activities	(34,463)
CASH FLOWS FROM INVESTING ACTIVITIES	0
CASH FLOWS USED BY FINANCING ACTIVITIES	
Distributions to stockholder	(4,000)
Payments on notes payable	(5,614)
Loan Borrowings	15,000
Net Cash Used by Financing Activities	5,386
(DECREASE) IN CASH	(29,077)
CASH, JANUARY 1	41,258
CASH, DECEMBER 31	$ 12,181

ADDITIONAL DISCLOSURES OF OPERATING CASH FLOWS'

Interest Paid	$ 1,567
Stockholder Non-Cash Distribution	$ 11,796

The accompanying notes are an integral part of the financial statements.

MONEY MANAGEMENT ADVISORY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 Nature of Business And Significant Accounting Policies

Money Management Advisory, Inc. was incorporated in the Commonwealth of Pennsylvania on November 19, 1982 for the purpose of conducting business as a broker/dealer in securities. Revenues consist of commission income based assets under management for its clients.

The Corporation elected to operate as a small business corporation and therefore, no provision for income taxes is required.

The Company operates under the provision of paragraph (K)(2)(i) of Rule 15c-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash on the statement of cash flows consists of bank and money market accounts. The Company had no cash equivalents at December 31, 2002.

Commissions receivable are due from brokers and financial institutions and no allowance is provided for doubtful accounts. Commissions are recognized as income when earned and are received monthly.

NOTE 2 Improvements and Equipment

Improvements and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from five to ten year period. Repairs and maintenance costs are expensed as incurred.

NOTE 3 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $34,669 which was $29,669 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.202 to 1.

NOTE 4 Note Payable

The Company has an installment loan with PNC Bank due January 21, 2004 at a rate of 14.15% with monthly principal and interest payments of $598.42. The loan is secured by an automobile.

Maturities of the note payable at December 31, 2002 are as follows:

December 31,	
2003	$ 6,535
2004	599
	$ 7,134

NOTE 5 Related Party Transactions

The Company currently leases its office facilities from a shareholder. The lease expires on June 30, 2009. The minimum annual rentals are as follows:

2003	$ 50,900
2004	50,900
2005	50,900
2006	50,900
2007	50,900
Thereafter	101,800

The rent can be increased based on consumer price index at the will of the lessor.

NOTE 6 Pension Plan

The Company has a simplified employee pension plan covering substantially all of its employees.

Participants are permitted to make elective deferrals from 1% to 15% of their compensation. The Company, at its discretion, can contribute to eligible participants a percentage of the participant's salary.

The Company did not contribute for the plan year 2002.

NOTE 7 Concentrations of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE 8 Rentals Under Operating Leases

On December 3, 2002, the Company entered into an agreement to rent equipment for a period of 3 years at $507 per year.

The minimum annual rentals are as follows:

2003	$ 507
2004	507
2005	507
	$ 1,521

NOTE 9 Commitment and Contingencies

The Company has been sued by two clients. As of December 31, 2002, one suit had been settled and all claims were covered by insurance and a third party representative.

The second suit is on going, and management believes, based in part upon the opinion of legal counsel, any loss sustained is expected to be covered by insurance.

MONEY MANAGEMENT ADVISORY, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

AND NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2002

SCHEDULE I

Aggregate Indebtedness	$ 41,684
Minimum Required Net Capital	$ 5,000
Net Capital	
Stockholder's equity	$ 94,342
Deductions	
Prepaid expenses	11,333
Accounts receivable – over 30 days	12,394
Improvements and equipment	35,946
	59,673
Net Capital	34,669
Minimum Required Net Capital	5,000
Capital in Excess of Minimum Requirement	$ 29,669
Ratio of Aggregate Indebtedness to Net Capital	1.202

MONEY MANAGEMENT ADVISORY, INC.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17a-5

DECEMBER 31, 2002

SCHEDULE II

AGGREGATE INDEBTEDNESS

Aggregate Indebtedness as Reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2002	$ 52,871
Reconciling Items	
Net Audit Adjustments	(11,187)
Aggregate Indebtedness as Computed on Schedule I	$ 41,684

NET CAPITAL

Net Capital as Reported by the Registrant in Part IIA of Form X-17a-5 as of December 31, 2002	$ 29,792
Reconciling Items	
Depreciation adjustment	6,012
Miscellaneous audit adjustments	(1,135)
Net Capital as Computed on Schedule I	$ 34,669

KENNETH HARMONY, JR. & ASSOCIATES, P.C.
65 EAST ELIZABETH AVENUE, SUITE 506
BETHLEHEM, PA 18018

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS OF INTERNAL ACCOUNTING CONTROL

To the Stockholders
Money Management Advisory, Inc.

In planning and performing our audit of the financial statements of Money Management Advisory, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 7a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) for determining compliance with the exemptive provision of Rule 15c3.3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-3.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than the specified parties.

Keith [illegible], Jr. + Associates, P.C.

February 4, 2003